SHININGBANK
Energy Ltd.

January 18, 2007

Securities and Exchange
100 F Street N.E.
Washington, D.C. 2054

07020609

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated January 18, 2007 (Shiningbank Energy announces February distribution, revised distribution policy and 2007 operating guidance)
2. Material Document – Fourth Amending Agreement (to the Credit Agreement) dated September 6, 2006
3. Material Document – Fifth Amending Agreement (to the Credit Agreement) dated December 15, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

dlw 1/29

H:\SEC\Cover Ltr 2007-01-18.DOC

SHININGBANK
Energy Income Fund

January 18, 2007 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces February distribution, revised distribution policy and 2007 operating guidance

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank") today announced a reduced monthly cash distribution beginning in February 2007, revised distribution policy, 2007 guidance and operating metrics, and an internal estimate of its current tax pools.

HIGHLIGHTS

- Monthly distributions are being reduced to C$0.15 per unit beginning with the distribution payable on February 15, 2007. Weak gas prices were one factor in the reduction from $0.23 per unit; more importantly, the Fund has moved to preserve its financial flexibility in light of the dramatic drop in equity markets following the federal government's announcement of its intention to begin taxing income trusts in 2011.

- The lower distribution equates to an approximate 14% annualized pre-tax cash-on-cash yield based on the Fund's closing price of $13.26 on January 17. This compares to an average cash-on-cash yield of 14-15% for the sector.

- Shiningbank's payout ratio has been reduced to 60-65% of estimated 2007 cash flow from its three-year average of 84%. This new distribution policy is aimed at funding substantially all distributions and capital expenditures from cash flow, improving the sustainability of cash distributions.

- 2007 production is forecast to average between 25,500 and 26,000 boe/d, an increase of approximately 10-12% from 2006 as a result of the acquisition of Find Energy Ltd. last September and the effects of Shiningbank's development drilling program.

- 2007 capital spending of $110 to $120 million, roughly the same level as in 2006, is aimed at offsetting normal declines on the production base.

- Tax pools are internally estimated at $805 million. An update will be available with the release of year-end 2006 financials.

"Shiningbank's distributions have historically tracked gas prices and it is unfortunate that a four-year low in gas pricing occurred just as the government announced changes in the tax rules for trusts. This combination has resulted in a dramatic drop in the market value of trusts, including Shiningbank, and has led us to reduce our distributions," said Dave Fitzpatrick, President and Chief Executive Officer. "But gas price futures for 2007 are showing stronger pricing later in the year and we are optimistic about our development drilling program. We expect that our development drilling program will offset most of our normal production declines, while our acquisition of Find Energy should add moderate production and cash flow growth this year."

DISTRIBUTION POLICY

Reduced monthly distribution

Shiningbank has lowered its monthly cash distribution to C$0.15 per unit beginning with the distribution payable on February 15, 2007. The distribution is payable to unitholders of record on January 31, 2007, and the ex-distribution date is January 29, 2007. This distribution level represents an approximate 14% annualized pre-tax cash-on-cash yield based on the January 17, 2007 closing price of C$13.26 per unit. This 35% reduction from $0.23 per unit is in response to an extended period of declining natural gas prices and a much higher cost of capital resulting from the drop in the Fund's unit price following the federal government's announcement of a new tax regime for trusts. As a result, Shiningbank has lowered its payout ratio in order to fund substantially all of its capital program from cash flow.

Lower payout ratio

With a lower level of monthly distributions, Shiningbank's payout ratio for 2007 will be in the range of 60-65% of estimated cash flow, down from its three-year average of 84%. This lower payout ratio takes into account one impact of the government's tax changes – a much higher cost of capital resulting from the significant drop in the Fund's unit price. Considering this change in equity markets, Shiningbank believes it is critical to preserve financial strength and flexibility by using cash flow rather than debt or equity to fund capital expenditures. Shiningbank plans to fund substantially all of its 2007 capital program with available cash flow.

2007 GUIDANCE

Highlights

- Production is forecast to increase approximately 10-12% from 2006 to average 25,500 to 26,000 boe/d.

- Approximately 30% of natural gas production and 20% of oil production is hedged for 2007.

- Capital expenditures of $110 to $120 million will fund the drilling of approximately 210 development wells (85 net), focused primarily on liquids-rich natural gas wells. Incremental production from the development drilling program is expected to offset almost all production declines for the year.

- Operating costs are forecast to average $7.50 to $7.75/boe.

- General and administrative costs are expected to average $1.65 to $1.75/boe.

Production forecast

2007 production is forecast to average 25,500 to 26,000 boe/d, down marginally from fourth quarter 2006, but a 10-12% increase over full-year 2006. The increase stems primarily from the acquisition of Find Energy Ltd., late in third quarter 2006, which added approximately 4,900 boe/d. Natural gas production is expected to average approximately 120 mmcf/d and account for 76% of total production. Production additions from the 2007 capital program are expected to offset almost all of the base production declines which are estimated at 18% annually. No acquisition or divestment activity is included in these estimates.

Hedging

Shiningbank has hedged approximately 30% of 2007 natural gas production with a weighted average floor price of $7.33/mcf. Hedges are also in place for approximately 20% of 2007 oil production with a floor price of US$60.00/bbl and ceiling of US$75.00/bbl. The following table summarizes the Fund's outstanding hedges:

Period	Commodity	Volume	Price
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor $11.50/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor $8.55/GJ ceiling
April 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
January 1, 2007 – December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $8.70/GJ ceiling
January 1, 2007 – December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor US$75.00/bbl ceiling

Capital program

Capital expenditures for 2007 of $110 to $120 million will see the drilling of approximately 210 development wells (85 net). Approximately 50% of spending will be in west-central Alberta in the Ferrier/O'Chiese/West Pembina area, a low operating cost hub of activity for Shiningbank where it has historically drilled with a success rate in excess of 90%. This core area was expanded last September with the acquisition of production and substantial lands from Find Energy Ltd. A further 25% of the budget will be spent on NGL-rich development wells in the Peace River Arch area, which has many similar geological characteristics to west-central Alberta. The remaining 25% will be spent on non-operated properties, facilities and smaller areas.

Operating costs

Operating costs are forecast to average $7.50 to $7.75/boe. These costs are based on higher expected field costs offset by higher production levels from areas, such as Ferrier, where operating costs are lower than average.

General and administrative costs

General and administrative costs are expected to average $1.65 to $1.75/boe, slightly higher than the estimated $1.50 to $1.60/boe for 2006, due to inflationary pressures and increased costs for regulatory compliance.

ESTIMATED INCOME TAX POOLS

The following table summarizes an internal estimate of tax pools at December 31, 2006. These are provided for information purposes only, and have not been verified by any government or regulatory body. These estimates could differ materially from the tax pool information which will be disclosed with the Fund's 2006 year-end financials.

Year-end 2006 tax pools – internal estimate, January 17, 2007:

Trust tax pools	$ 383 million
Operating company tax pools:	
COGPE	$ 20 million
CDE	$ 140 million
CEE	$ 22 million
UCC	$ 170 million
Other	$ 70 million
Total	$ 805 million

Shiningbank Energy Income Fund was founded in 1996 with a focus on natural gas. Through its first 10 years, Shiningbank generated an average 26% return per year based on selective acquisitions and the active management of its properties. Today, 76% of Shiningbank's production is natural gas, and it continues to operate a strong asset base with excellent development upside for its unitholders.

This news release contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Fund's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

FOURTH AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of September 6, 2006.

AMONG:

SHININGBANK ENERGY LTD. as Borrower (the "**Borrower**")

OF THE FIRST PART

- and -

THE TORONTO-DOMINION BANK as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF as Lenders (hereinafter collectively referred to as the "**Lenders**" and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS The Toronto-Dominion Bank ("**TD**"), Bank of Montreal ("**BMO**"), The Bank of Nova Scotia ("**BNS**"), Canadian Imperial Bank of Commerce ("**CIBC**"), Alberta Treasury Branches ("**ATB**") and National Bank of Canada ("**NBC**") are currently Lenders under the Credit Agreement;

AND WHEREAS the parties hereto wish to (i) add Société Générale (Canada Branch) ("**SGC**") as a Lender under the Credit Agreement, (ii) increase the Loan Limit and Borrowing Base under the Credit Agreement in connection with the Acquisition, and (iii) make certain other amendments to the Credit Agreement;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless otherwise defined herein or something in the subject matter or the context is inconsistent therewith:

(a) "**Acquisition**" means the acquisition by the Borrower of all of the outstanding voting securities in the capital of Find Energy Ltd.;

(b) "**Acquisition Documents**" means the agreements, documents and instruments under which the Borrower is effecting the Acquisition, including without limitation pre-acquisition agreement dated as of July 31, 2006 between the Borrower, the Fund and Find Energy Ltd., the offer to purchase and takeover bid circular issued by the Borrower on July 31, 2006, all notices of change or variation in respect of the bid, and the notice to take up the securities of Find Energy Ltd. deposited pursuant to the bid together with an un-executed copy of the notice to pay for the securities of Find Energy Ltd.;

(c) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time;

(d) "**Credit Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders, as amended by the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement;

(e) "**Effective Date**" means the date on which all of the conditions in Sections 4.1 and 4.2 of this Agreement have been satisfied or waived by the Lenders;

(f) "**Existing Bankers' Acceptances**" means the following Bankers' Acceptances issued as Syndicated Loans:

(i) Bankers' Acceptances in the aggregate principal amount of Cdn. $10,000,000 and with a maturity date of September 8, 2006;

(ii) Bankers' Acceptances in the aggregate principal amount of Cdn. $20,000,000 and with a maturity date of September 15, 2006;

(iii) Bankers' Acceptances in the aggregate principal amount of Cdn. $113,000,000 and with a maturity date of September 22, 2006;

(iv) Bankers' Acceptances in the aggregate principal amount of Cdn. $76,000,000 and with a maturity date of September 25, 2006;

(v) Bankers' Acceptances in the aggregate principal amount of Cdn. $66,000,000 and with a maturity date of October 25, 2006; and

(vi) Bankers' Acceptances in the aggregate principal amount of Cdn. $7,000,000 and with a maturity date of November 27, 2006.

(g) "**First Amending Agreement**" means the First Amending Agreement made April 18, 2005 among Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders;

(h) "**Second Amending Agreement**" means the Second Amending Agreement made August 2, 2005 among Shiningbank Energy Ltd., the Agent and TD, BMO, BNS, CIBC, ATB and NBC as Lenders;

(i) "**Third Amending Agreement**" means the Third Amending Agreement made as of April 13, 2006 among Shiningbank Energy Ltd., the Agent and TD, BMO, BNS, CIBC, ATB and NBC as Lenders;

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemented hereto. Unless otherwise indicated, all references to "Sections" refer to Sections of this Agreement.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2. Addition of New Lender and Increase in Loan Limit

2.1 Effective as of the Effective Date:

(a) SGC is hereby added as and shall be deemed to be a Lender under the Credit Agreement; and

(b) SGC hereby covenants and agrees to be responsible for its obligations as a Lender under the Credit Agreement and to be bound by the terms and provisions of the Credit Agreement;

as fully as if it had been an original party to the Credit Agreement, and all references in the Credit Agreement to "Lenders" or "a Lender" shall be deemed to include SGC. SGC shall be entitled to, among other things, the benefit of Section 13.2 of the Credit Agreement as of the date of this Agreement.

2.2 Effective as of the Effective Date:

(a) the Loan Limit shall be increased from Cdn. $365,000,000 to Cdn. $480,000,000 and for such purpose Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of "Loan Limit" and replacing it with the following:

"**Loan Limit**" means Cdn. $480,000,000 (or the U.S. Equivalent thereof) and shall be subject to reduction and adjustment in accordance with the provisions hereof;

(b) the Borrowing Base shall be and is hereby increased to Cdn. $480,000,000 or the U.S. Equivalent, subject to subsequent adjustment in accordance with the provisions of the Credit Agreement;

(c) Schedule "A" to the Credit Agreement is hereby deleted in its entirety and Schedule "A" to this Agreement is hereby substituted therefor to reflect:

(i) the addition of SGC as a Lender under the Credit Agreement;

(ii) the increase in the Loan Limit effected hereby; and

(iii) the respective Commitments of the Lenders after giving effect to the addition of SGC as a Lender and the increase in the Loan Limit.

2.3 The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be reasonably required by the Agent or any of the Lenders (including assignment of interests in, or the purchase of participations in, existing Syndicated Loans) to give effect to allocation of Syndicated Commitments among the Lenders as set out in Schedule "A" to this Agreement as of the Effective Date and to ensure that, subject to *de minimus* variations, Outstanding Principal of Syndicated Loans owing to each Syndicated Lender (including SGC) under the Credit Agreement is outstanding in proportion to each Syndicated Lender's Pro Rata Share of all such outstanding Syndicated Loans after giving effect to the addition of SGC as a Lender and the increase in the Loan Limit provided for herein; provided that, for clarity, no assignment, transfer or other adjustment as between Lenders for such purpose shall have the effect of assigning or transferring any right, title or interest in or to any interest or fees paid or to be paid to a Lender under or pursuant to or in respect of the Loans, the Credit Facility or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the Effective Date.

2.4 In order to give effect to the addition of SGC as a Lender under the Credit Agreement, the increase in the Loan Limit and the allocation of the Commitments among the Lenders as set out in Schedule "A" to this Agreement, the Outstanding Principal of Syndicated Loans shall be adjusted (by the Agent in accordance with its normal practices) as follows:

(a) on the Effective Date, all Outstanding Principal shall be adjusted to ensure that, subject to *de minimus* variations, each Lender is owed its Pro Rata Share of all Outstanding Principal of the Syndicated Loans and on and after the Effective Date all Drawdowns of Syndicated Loans shall be made on the basis of the Pro Rata Share of each Syndicated Lender, provided that, notwithstanding anything otherwise provided for herein or in the Credit Agreement, no adjustment shall be made to any Lender's share of Existing Bankers' Acceptances and the Existing Bankers' Acceptances shall continue to be Syndicated Loans deemed to be made by the Lenders other than SGC;

(b) for certainty, if and to the extent that the Existing Bankers' Acceptances are subject to a Rollover or a Conversion after the Effective Date, all Lenders shall fund their amended Pro Rata Share of such Rollover or Conversion;

(c) while any Existing Bankers' Acceptances are outstanding, no Lender shall participate in any other Syndicated Loans to the extent that such participation would result in such Lender exceeding its Syndicated Commitment or being owed more than its Pro Rata Share of all outstanding Syndicated Loans; and

(d) for so long as the Lenders' respective shares of outstanding Syndicated Loans do not match their respective Pro Rata Shares as a result of the foregoing provisions, the applicable provisions of the Credit Agreement (including as amended hereby) relating to determination and payments of amounts owing to the Lenders on a Pro Rata Basis shall be adjusted accordingly.

2.5 The Borrower acknowledges that the provisions of Section 2.4 relating to Existing Bankers' Acceptances which contemplate Syndicated Loans being made by the Lenders other than on a Pro Rata Basis are intended to be temporary until the Existing Bankers' Acceptances are no longer outstanding. Accordingly, the Borrower covenants and agrees that, notwithstanding anything otherwise provided for in the Credit Agreement, until such time as the Lenders share in all outstanding Syndicated Loans on a Pro Rata Basis, the Borrower shall, in making Drawdowns, Rollovers and Conversions under the Credit Agreement, select terms of borrowing (including, without limitation, applicable amounts, BA Periods and LIBOR Periods) as shall permit the Lenders to share in all outstanding Syndicated Loans on a Pro Rata Basis as soon as reasonably practicable after the Effective Date hereof (and for such purpose the Borrower agrees to consult with and cooperate with the Agent), including without limitation the Conversion of the Existing Bankers' Acceptances maturing September 22, 2006 into a Prime Loan until September 25, 2006.

3. Other Amendments

Effective as of the Effective Date:

(a) Section 1.1 of the Credit Agreement is hereby amended by:

(i) adding to the end of the definition of "Material Subsidiary" the following:

"including without limitation Find Energy Ltd.";

(ii) adding to the end of Subsection (a) of the definition of "Borrowing Base Subsidiary" the following:

", or, in the case of Find Energy Ltd. only, owns no less than 66⅔% of the share capital in Find Energy Ltd. provided that the Security Documents executed and delivered by Find Energy Ltd. constitute at all times in all respects valid and enforceable obligations";

(b) The following is added as new Section 9.2(p):

"use commercially reasonable efforts to acquire as soon as reasonably possible all remaining securities of Find Energy Ltd. which have not been acquired by it, including pursuant to compulsory acquisition procedures set forth in the *Business Corporations Act* (Alberta) to the extent applicable"; and

(c) Schedule "H" to the Credit Agreement is hereby deleted in its entirety and Schedule "B" to this Agreement is hereby substituted therefor to reflect Find Energy Ltd. as a Material Subsidiary.

4. Conditions Precedent to Effectiveness

4.1 As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(a) an executed copy of this Agreement;

(b) executed confirmations of all outstanding Guarantees and related Security Documents in the form appended to this Agreement;

(c) a guarantee, floating charge debenture in the principal amount of Cdn $600,000,000 together with a deposit instrument in respect thereof, and a general security agreement, in each case executed by Find Energy Ltd.;

(d) a certified copy of the resolutions of the board of directors or equivalent of the Borrower and each Material Subsidiary authorizing the execution, delivery and performance of the Loan Documents referred to in Sections 4.1(a), (b) and (c) to which it is a party;

(e) a certified copy of each of the Acquisition Documents as they exist as at the date of this Agreement;

(f) evidence satisfactory to the Agent and its counsel of:

(i) the take up of and payment for, pursuant to and in accordance with the Acquisition Documents, at least 66⅔% of the outstanding voting securities of Find Energy Ltd., calculated on a diluted basis;

(ii) the satisfaction of all of the conditions set forth in the Acquisition Documents, or with the consent of the Agent, waiver of such conditions; and

(iii) all regulatory, court, securityholder and other approvals and consents required for the Acquisition having been obtained, on terms satisfactory to the Agent;

(g) a favourable opinion of the Borrower's Counsel addressed to the Agent and the Lenders and relating to the Borrower, each Material Subsidiary, the execution, delivery and enforceability of the Loan Documents referred to in Sections 4.1(a), (b) and (c) and such other matters as may be reasonably requested by the Agent or its counsel;

(h) a favourable opinion of the Lenders' counsel addressed to the Agent and the Lenders and relating to the enforceability of the Loan Documents referred to in Sections 4.1(a), (b) and (c) and such other matters as may be reasonably requested by the Agent;

(i) payment of an upfront fee in the amount of ● **[the wording was intentionally removed due to confidentiality]** to the Agent on behalf of the Lenders in consideration of the Lenders increasing their Syndicated Commitments; and

(j) such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Agent or its counsel.

4.2 In addition, the following additional conditions precedent must also be satisfied or waived by the Lenders in writing prior to or contemporaneously with this Agreement becoming effective:

(a) no Material Adverse Effect shall have occurred since June 30, 2006;

(b) the Agent shall have received payout information from Alberta Treasury Branches in respect of Find Energy Ltd.'s existing credit facilities, and shall have received confirmation satisfactory to the Agent that on the Effective Date such indebtedness shall be paid in full and such existing facilities and all security and other agreements and guarantees thereunder shall unconditionally terminate and that all registrations at public offices made in respect thereof shall be discharged; and

(c) the Agent shall have received a compliance certificate (with such modifications thereto as permitted by the Agent).

4.3 The conditions precedent set out in Sections 4.1 and 4.2 are intended for the sole benefit of the Lenders and may be waived only by the unanimous consent of the Lenders. If such conditions have not been satisfied or waived by September 8, 2006 (or such later date as the Lenders and the Borrower may agree upon in writing), then, notwithstanding anything otherwise herein contained, this Agreement shall terminate and be null and void and shall have no force or effect whatsoever.

4.4 All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably, and shall be provided with sufficient numbers to enable the Agent to distribute at least one original thereof to each Lender.

5. Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary and has the capacity and power to own its own property and assets, to carry on business, to execute and deliver this Agreement, to comply with the provisions hereof and to duly perform

and observe all of its obligations hereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action;

(b) the representations and warranties in Section 8.1 of the Credit Agreement which are applicable to the Material Subsidiaries are true and correct with respect to the Material Subsidiaries as if made on the date hereof;

(c) the only jurisdiction in which Find Energy Ltd. has any material assets or property is the Province of Alberta;

(d) none of the execution, delivery or performance by the Borrower of this Agreement, nor the execution, delivery or performance by any Material Subsidiary of the Loan Documents referred to in Sections 4.1(b) or (c), will violate any provision of:

(i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) the Borrower's or any Material Subsidiary's constating documents, or any agreement, deed, undertaking or instrument to which the Borrower or any Material Subsidiary is a party or by which it or its assets are bound except for any such violation which would not have a Material Adverse Effect;

(e) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with the terms, subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 4 of this Agreement;

(f) as of the date of this Agreement the Borrower owns no less than 66⅔% of the outstanding voting securities of Find Energy Ltd., calculated on a diluted basis;

(g) the unaudited financial statements of Find Energy Ltd. for the period ending June 30, 2006 were prepared in accordance with GAAP, fairly present the financial position of Find Energy Ltd. as at the date or dates thereof, and there has been no adverse change subsequent thereto which would have a Material Adverse Effect;

(h) Find Energy Ltd. has no Subsidiaries;

(i) to the best of the Borrower's knowledge after due review and enquiry, all engineering reports and other related information provided in connection with Find Energy Ltd. are true and correct in all material respects, and there is no information known to the Borrower that would cause such information provided to the Agent or any Lender, as of the date of execution and delivery of this Agreement, to be incorrect or misleading in any material respect;

(j) as at the date of this Agreement there are no arrangements in place or contemplated between the Fund and Find Energy Ltd. respecting the payment of

any Distributions to the Fund by Find Energy Ltd., including without limitation any royalty or similar agreements; and

(k) no Default or Event of Default has occurred and is continuing.

Section 8.3 of the Credit Agreement shall apply mutatis mutandis to the representations, warranties and covenants set out in this Agreement.

6. Covenants

The Borrower shall and shall cause Find Energy Ltd. to strictly comply with all applicable Laws respecting financial assistance in connection with the execution, delivery and performance of the guarantee, debenture, deposit instrument and general security agreement referred to in Section 4.1(c) above, including without limitation issuing in a timely manner all notices required pursuant to the financial assistance provisions of the *Business Corporations Act*, Alberta and the associated regulations.

7. Confirmation of the Credit Agreement other Loan Documents

The Credit Agreement and the other Loan Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective as of the date hereof.

8. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent in order to effect the full extent of and fully perform and carry out the terms of this Agreement.

9. Counterparts and Facsimile Execution

This Agreement may be executed in any number of counterparts in either original or facsimile form, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THE BORROWER:

SHININGBANK ENERGY LTD.

Per: ______________________
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

Per: ______________________
Name: Bruce K. Gibson
Title: Vice-President, Finance and Chief Financial Officer

THE AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: ______________________
Name: MICHAEL A. FREEMAN
Title: Vice-President, Loan Syndications - Agency

THE LENDERS:

THE TORONTO-DOMINION BANK

Per: ______________________
Name: PAUL GILL
Title: Senior Manager

Per: ______________________
Name: Philip Arnett
Title: Associate Vice President Commercial National Accounts

THE BANK OF NOVA SCOTIA

Per: ______________________
Name: Jeff T. Cebryk
Title: Director

Per: ______________________
Name: Michael Linder
Title: Associate Director

BANK OF MONTREAL

Per: ______________________
Name: Dana Fleury
Title: Vice President

Per: ______________________
Name: Jeff Skingle
Title: Associate

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ____________________________
Name: Bruce Edgclow
Title: Vice President

Per: ____________________________
Name: Eugene Czuczman
Title: Relationship Manager

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per: ____________________________
Name: David Baldoni
Title:

Per: ____________________________
Name: Paul Primavesi
Title: Vice President

NATIONAL BANK OF CANADA

Per: ____________________________
Name: Doug Ruzicki
Title: Senior Manager

Per: ____________________________
Name: Greg Steidl
Title: Manager

CONFIRMATION OF GUARANTEES AND SECURITY

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that the Guarantees and Security Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Fourth Amending Agreement (or any of the transactions contemplated thereby) and continue to apply to all of the Obligations (as defined in the Guarantees). This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Guarantees including, without limitation, Section 2, 3 and 4 of the Guarantees. Capitalized terms used in this Confirmation of Guarantees and Security without express definition shall have the same meanings herein as are ascribed thereto in the above Fourth Amending Agreement. This Confirmation may be executed in any number of counterparts in either original or facsimile form, all of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

SHININGBANK LIMITED PARTNERSHIP, by its General Partner, SHININGBANK ENERGY LTD.

Per: [signature]
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

Per: [signature]
Name: Bruce K. Gibson
Title: Vice-President, Finance and Chief Financial Officer

SLP HOLDINGS INC. (formerly 1130243 ALBERTA INC.) in its capacity as trustee for and on behalf of SHININGBANK OPERATING TRUST

Per: [signature]
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

SLP HOLDINGS INC. (formerly 1130243 ALBERTA INC.)

Per: [signature]
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

SHININGBANK HOLDINGS CORPORATION

Per: [signature]
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

Per: [signature]
Name: Bruce K. Gibson
Title: Vice-President, Finance and Chief Financial Officer

SCHEDULE "A" TO THE FOURTH AMENDING AGREEMENT

SCHEDULE "A"
COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED COMMITMENT	SWING LINE COMMITMENT	TOTAL COMMITMENT

[● The wording was intentionally removed due to confidentiality.]

SCHEDULE "B" TO THE FOURTH AMENDING AGREEMENT

SCHEDULE "H"
MATERIAL SUBSIDIARIES

1. **Material Subsidiaries**

The following are the Material Subsidiaries:

Shiningbank Limited Partnership

Shiningbank Operating Trust

Shiningbank Holdings Corporation

SLP Holdings Inc.

Find Energy Ltd.

2. **Organizational Chart**



SHININGBANK ENERGY INCOME FUND
100%
100%
SLP HOLDINGS INC.
Beneficiary
SHININGBANK HOLDINGS CORPORATION
Trustee
100%
SHININGBANK OPERATING TRUST
SHININGBANK ENERGY LTD.
Limited Partner
SHININGBANK LIMITED PARTNERSHIP
General Partner
FIND ENERGY LTD.

FIFTH AMENDING AGREEMENT

THIS AMENDING AGREEMENT is dated as of December 15, 2006.

AMONG:

SHININGBANK ENERGY LTD. as Borrower (the "**Borrower**")

OF THE FIRST PART

- and -

THE TORONTO-DOMINION BANK as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF as Lenders (hereinafter collectively referred to as the "**Lenders**" and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS The Toronto-Dominion Bank ("**TD**"), Bank of Montreal ("**BMO**"), The Bank of Nova Scotia ("**BNS**"), Canadian Imperial Bank of Commerce ("**CIBC**"), Alberta Treasury Branches ("**ATB**"), National Bank of Canada ("**NBC**") and Société Générale ("**SGC**") are currently Lenders under the Credit Agreement;

AND WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless otherwise defined herein or something in the subject matter or the context is inconsistent therewith:

(a) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time;

(b) "**Credit Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd., the Agent, and TD, BMO,

BNS and CIBC as Lenders, as amended by the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement and the Fourth Amending Agreement;

(c) **"Effective Date"** means the date on which all of the conditions in Section 4.1 of this Agreement have been satisfied or waived by the Lenders;

(d) **"First Amending Agreement"** means the First Amending Agreement made April 18, 2005 among the Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders;

(e) **"Fourth Amending Agreement"** means the Fourth Amending Agreement made as of September 6, 2006 among Shiningbank Energy Ltd., the Agent and TD, BMO, BNS, CIBC, ATB, NBC and SGC, as Lenders;

(f) **"Second Amending Agreement"** means the Second Amending Agreement made August 2, 2005 among Shiningbank Energy Ltd., the Agent and TD, BMO, BNS, CIBC, ATB and NBC, as Lenders; and

(g) **"Third Amending Agreement"** means the Third Amending Agreement made as of April 13, 2006 among Shiningbank Energy Ltd., the Agent and TD, BMO, BNS, CIBC, ATB and NBC, as Lenders.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemented hereto. Unless otherwise indicated, all references to "Sections" refer to Sections of this Agreement.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2. Amendments

2.1 Effective as of the Effective Date:

(a) Section 1.1 of the Credit Agreement is hereby amended by:

(i) deleting the table contained in the definition of "**Applicable Pricing Margin**" and substituting the following therefor:

Debt to Cash Flow Ratio	BA Stamping Fee/ LIBOR Margin	Prime Margin/ USBR Margin	Standby Fee	LC Fee	TC Fee
≤ 1.00	[intentionally removed due to confidentiality]				
> 1.00 to 1.50					
> 1.50 to 2.00					
> 2.00 to 2.50					
> 2.50					

(ii) adding to the end of the definition of "**Cash Flow**" the following:

", but adjusted (in a manner satisfactory to the Majority Lenders, acting reasonably) to include or exclude Cash Flow, as applicable, associated with an acquisition or disposition (the cost or net proceeds of which are greater than Cdn. $50,000,000 or the U.S. Equivalent thereof) made within such Fiscal Quarter, as if that acquisition or disposition had been made at the beginning of such Fiscal Quarter;".

(b) Section 2.2(a) is hereby deleted in its entirety and the following is substituted therefor:

"(a) The Borrower may, at its option, by delivering to the Agent an Extension Request, request the Lenders to extend the Revolving Period for an additional period of up to 364 days; provided that this request cannot be made more than 120 days or less than 90 days before the end of the then current Revolving Period. Any Extension Request which is delivered prior to 120 days before the end of the current Revolving Period or after 90 days before the end of the current Revolving Period shall not be effective and shall be deemed not to have been given to or received by the Agent or the Lenders for the purpose of this Section 2.2."

(c) Section 2.2(b) is hereby amended by deleting the following phrase from the first sentence thereof:

"(and payment of the Renewal Request Fee)".

3. Additional Fees

In consideration of the Lenders entering into this Agreement, the Borrower agrees to pay the Lenders an upfront fee of ● **[the wording was intentionally removed due to confidentiality]** (the "**Arrangement Fee**"). The Arrangement Fee shall be payable on the Effective Date by payment to the Agent on behalf of the Lenders.

4. Conditions Precedent to Effectiveness

4.1 As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(a) an executed copy of this Agreement;

(b) executed confirmations of all outstanding Guarantees and related Security Documents in the form appended to this Agreement;

(c) a certified copy of the resolutions of the board of directors of the Borrower authorizing the execution, delivery and performance of this Agreement;

(d) a favourable opinion of the Borrower's Counsel addressed to the Agent and the Lenders and relating to the Borrower, the execution, delivery and enforceability of this Agreement and such other matters as may be reasonably requested by the Agent or its counsel;

(e) a favourable opinion of the Lenders' counsel addressed to the Agent and the Lenders and relating to the enforceability of this Agreement and such other matters as may be reasonably requested by the Agent;

(f) payment of the Arrangement Fee to the Agent on behalf of the Lenders; and

(g) such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Agent or its counsel.

4.2 The conditions precedent set out in Section 4.1 are intended for the sole benefit of the Lenders and may be waived only by the unanimous consent of the Lenders. If such conditions have not been satisfied or waived by December 31, 2006 (or such later date as the Lenders and the Borrower may agree upon in writing), then, notwithstanding anything otherwise herein contained, this Agreement shall terminate and be null and void and shall have no force or effect whatsoever.

4.3 All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably.

5. Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary and has the capacity and power to own its own property and assets, to carry on business, to execute and deliver this Agreement, to comply with the provisions hereof and to duly perform and observe all of its obligations hereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action;

(b) the execution, delivery and performance by the Borrower of this Agreement will not violate any provision of:

(i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) its constating documents, or any agreement, deed, undertaking or instrument to which the Borrower is a party or by which it or its assets are bound except for any such violation which would not have a Material Adverse Effect;

(c) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with the terms, subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 4 of this Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

Section 8.3 of the Credit Agreement shall apply *mutatis mutandis* to the representations and warranties set out in this Agreement.

6. Confirmation of the Credit Agreement other Loan Documents

The Credit Agreement and the other Loan Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective as of the date hereof.

7. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent in order to effect the full extent of and fully perform and carry out the terms of this Agreement.

8. Counterparts and Facsimile Execution

This Agreement may be executed in any number of counterparts in either original or facsimile form, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THE BORROWER:

SHININGBANK ENERGY LTD.

Per: ______________________
Name: Bruce K. Gibson
Title: Vice-President, Finance and Chief Financial Officer

THE AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: ______________________
Name: MICHAEL A. FREEMAN
Title: Vice-President, Loan Syndications - Agency

THE LENDERS:

THE TORONTO-DOMINION BANK

Per: ______________________
Name:
Title:
Philip Arnett
Associate Vice President
Commercial National Accounts

Per: ______________________
Name:
Title:
Shereen Lewis
Analyst
TD Bank
Commercial National Accounts

THE BANK OF NOVA SCOTIA

Per: ______________________
Name: Jeff Cebryk
Title: Director

Per: ______________________
Name: Richard Lee
Title: Managing Director

BANK OF MONTREAL

Per: ______________________
Name: Philip D. Lunn
Title: Managing Director

Per: ______________________
Name: Jeff Skingle
Title: Associate

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________
Name: Chris Perks
Title: Executive Director

Per: ______________________
Name: David J. Swain
Title: Managing Director

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name: BRUCE ENGELLOW
Title: VICE PRESIDENT

Per: ______________________________
Name: EUGENE CZUCZMAN
Title: RELATIONSHIP MANAGER

NATIONAL BANK OF CANADA

Per: ______________________________
Name: Doug Ruzicki
Title: Senior Manager, Corporate Banking

Per: ______________________________
Name: Greg Steidl
Title: Manager, Corporate Banking

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per: ______________________________
Name: David BALDONI
Title: Managing Director

Per: ______________________________
Name: Paul PRIMAVESI
Title: Vice President

CONFIRMATION OF GUARANTEES AND SECURITY

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that the Guarantees and Security Documents, as amended hereby, executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Fifth Amending Agreement (or any of the transactions contemplated thereby) and continue to apply to all of the Obligations (as defined in the Guarantees). This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Guarantees including, without limitation, Section 2, 3 and 4 of the Guarantees. Capitalized terms used in this Confirmation of Guarantees and Security without express definition shall have the same meanings herein as are ascribed thereto in the above Fifth Amending Agreement. This Confirmation may be executed in any number of counterparts in either original or facsimile form, all of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

SHININGBANK LIMITED PARTNERSHIP, by its General Partner, SHININGBANK ENERGY LTD.

Per: ______________________
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

Per: ______________________
Name: Bruce K. Gibson
Title: Vice President, Finance and Chief Financial Officer

SLP HOLDINGS INC., in its capacity as trustee for and on behalf of SHININGBANK OPERATING TRUST

Per: ______________________
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

SLP HOLDINGS INC.

Per: ______________________
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

SHININGBANK HOLDINGS CORPORATION

Per: ______________________
Name: David M. Fitzpatrick
Title: President and Chief Executive Officer

Per: ______________________
Name: Bruce K. Gibson
Title: Vice President, Finance and Chief Financial Officer